EXHIBIT 12.1

HOST HOTELS & RESORTS, L.P. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED UNIT DISTRIBUTIONS

(in millions, except ratio amounts)

	Year-to-date ended		Year Ended December 31,
	September 9, 2011	September 10, 2010	2010	2009	2008	2007	2006
Income (loss) from continuing operations before income taxes	$(37)	$(145)	$(159)	$(236)	$379	$534	$309
Add (deduct):
Fixed charges	295	311	444	441	447	515	536
Capitalized interest	(2)	(2)	(3)	(5)	(10)	(10)	(5)
Amortization of capitalized interest	5	5	7	6	6	6	6
Equity in (earnings)/losses related to certain 50% or less owned affiliates	3	5	1	32	10	(11)	6
Distributions from equity investments	—	2	2	1	3	4	3
Distributions on preferred units	—	(4)	(4)	(9)	(9)	(9)	(14)
Issuance costs of redeemed preferred OP units	—	(4)	(4)	—	—	—	(6)

Adjusted earnings	$264	$168	$284	$230	$826	$1,029	$835

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$259	$268	$384	$379	$375	$444	$460
Capitalized interest	2	2	3	5	10	10	5
Distributions on preferred units	—	4	4	9	9	9	14
Issuance costs of redeemed preferred OP units	—	4	4	—	—	—	6
Portion of rents representative of the interest factor	34	33	49	48	53	52	51

Total fixed charges and preferred OP unit distributions	$295	$311	$444	$441	$447	$515	$536

Ratio of earnings to fixed charges and preferred unit distributions	—	—		—	1.8	2.0	1.6
Deficiency of earnings to fixed charges and preferred unit distributions	$(31)	$(143)	$(160)	$(211)	$—	$—	$—